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March 27, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
RE:	AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Form 8-K Filed October 3, 2007
File No. 1-11071
Dear Mr. Owings:
This letter is submitted on behalf of AmeriGas Partners, L.P. (the “Partnership”) to respond to the comments included in your letter dated March 10, 2008, regarding the Partnership’s Form 10-K for the fiscal year ended September 30, 2007, filed November 29, 2007, Form 10-Q for the quarterly period ended December 31, 2007, filed February 8, 2008, and Form 8-K filed October 3, 2007.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
1. It appears from your disclosure in footnote (b) on page 26 that you present EBITDA as a liquidity measure as well as a financial performance measure. As such, please also present the three major categories of the statement of cash flows in the table and provide a schedule reconciling EBITDA with net cash provided by operating activities for each year presented. Please refer to Item 10(e)(1)(i) of Regulation S-K. Also, refer to Question 12 in our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” dated June 13, 2003. Otherwise, revise your disclosure regarding EBITDA as a measure of liquidity or ability to service debt obligations. In addition, please explain to us why you believe the use of EBITDA as a performance measure is not prohibited by Item 10 (e)(1)(ii)(B) of Regulation S-K, and revise your disclosure to clarify the substantive reasons why you believe EBITDA, as a performance measure, provides useful information to investors given the exclusion of recurring charges. Finally, as discussed in Question 8 of the Non-GAAP FAQ, please disclose:

Mr. H. Christopher Owings
March 27, 2008

•	The manner in which you use EBITDA to evaluate your business;

•	The economic substance behind your decision to use the measure as a performance measure;

•	The material limitations associated with the use of EBITDA as a performance measure as compared to net income; and

•	The manner in which you compensate for those limitations when using the measure.
AmeriGas Partners, L.P. Response
In stating in Footnote (b) that “... EBITDA should not be considered as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations)...,” the Partnership did not mean to suggest that it was presenting EBITDA as a liquidity measure. Management does not present EBITDA as a liquidity measure and will revise its disclosure to omit the italicized phrase from the explanation of EBITDA in the future. With regard to compliance with Item 10(e)(1)(ii)(B) of Regulation S-K, management has not omitted items identified as non-recurring, infrequent or unusual when computing EBITDA. The items that are omitted, while recurring expenses, are omitted, as disclosed in footnote (b), to enable unitholders, investors and analysts to evaluate the Partnership’s operating performance and to compare it with that of other master limited partnerships, as well as to demonstrate compliance with loan covenants. All of the Partnership’s publicly-owned propane competitors disclose EBITDA to their investors. The AmeriGas OLP credit agreement and First Mortgage Note agreements require the operating partnership to maintain a specified ratio of debt to EBITDA. The Partnership proposes to add to footnote (b) the following disclosure to more fully respond to the recommended disclosures in Question 8 of the Non-GAAP FAQ:
“Management uses EBITDA to compare year- over- year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA, management also assesses the profitability of the business by comparing net income for the relevant years. Management also uses EBITDA to assess its profitability because the Partnership’s parent, UGI Corporation, uses the Partnership’s EBITDA to assess the profitability of the Partnership. UGI Corporation discloses the Partnership’s EBITDA as the profitability measure to comply with the requirement in Statement of Financial Accounting Standards No. 131 to provide profitability information about its domestic propane segment.”
Financial Condition and Liquidity, page 29
2. In the disclosure regarding indebtedness of AmeriGas Partners on page 29, please disclose briefly what constitutes the $933.0 million of outstanding indebtedness at September 30, 2007. In this regard, we note the disclosure that there were no amounts outstanding under AmeriGas’ credit agreement at September 30, 2007. In addition, we note the cross-reference to more detailed disclosure in Note 6 to AmeriGas Partners financial statements; however, please include a brief description on page 29.

Mr. H. Christopher Owings
March 27, 2008

AmeriGas Partners, L.P. Response
In future filings, Management’s Discussion and Analysis of Financial Condition and Results of Operations will include a brief description of what constitutes the total debt of AmeriGas Partners. The form and content of such brief description will generally be as follows:
“The Partnership’s total debt outstanding at September 30, 2007 was $933.0 million. Total debt outstanding includes long-term debt comprising $779.8 million of AmeriGas Partners’ Senior Notes, $150.7 million of AmeriGas OLP First Mortgage Notes and $2.5 million of other long-term debt. There were no amounts outstanding under AmeriGas OLP’s Credit Agreement at September 30, 2007.”
3. Please tell us why you believe the presentation of distributable cash is permitted by Item 10(e)(1)(ii)(A) of Regulation S-K. Also tell us why you believe your disclosures regarding the non-GAAP measure complies with Item 10(e)(1)(i) of Regulation S-K. We may have further comment after reviewing your response.
AmeriGas Partners, L.P. Response
The Partnership believes that the presentation of distributable cash is permitted by Item 10(e)(1)(ii)(A) of Regulation S-K because distributable cash is intended to illustrate the ability of the Partnership to satisfy the requirements of the Partnership Agreement relating to distributions to partners and not as a non-GAAP liquidity measure. The Partnership Agreement requires that all Available Cash, as defined, not in excess of Operating Surplus, as defined, be distributed each quarter in the percentages specified in the Partnership Agreement. Thereafter, Available Cash in excess of Operating Surplus is distributed pursuant to other requirements.
The determination of Available Cash is subjective. It is defined as cash as of the end of the quarter plus borrowings subsequent to the end of such quarter less reserves established by the Partnership’s general partner in its reasonable discretion to provide for the proper conduct of the Partnership’s business, to comply with applicable law or agreements, or to provide funds for future distributions to partners. Operating Surplus is defined as the Partnership’s cash balance on the closing date of its initial public offering plus $40 million, plus all of the Partnership’s cash receipts since the closing of its initial public offering, excluding cash receipts from interim capital transactions, as defined, plus working capital borrowings after the end of such period, less all of the Partnership’s operating expenditures, as defined, including interest payments, maintenance capital expenditures and reserves established for future operations, but excluding (1) expenditures for growth capital assets, and (2) payments of principal and premium made in connection with refinancings, in each case since the closing of the Partnership’s initial public offering. Interim capital transactions generally include borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash, other than sales of inventory in the ordinary course of business, sales of other current assets and sales as part of normal retirements or replacements.

Mr. H. Christopher Owings
March 27, 2008

In light of the discretionary nature of the calculations of Available Cash and Operating Surplus under the Partnership Agreement, management determined to disclose an amount that is derived from net income, but excludes discretionary expenditures for capital assets and non-cash amounts, so that investors have a basis for evaluating the Partnership’s ability to generate Available Cash sufficient to permit regular partnership distributions from Available Cash without borrowing. Management has disclosed an amount of distributable cash, as defined, since 1997, because it believes that this number is a meaningful measure for investors and industry analysts in evaluating the Partnership’s ability to generate Available Cash sufficient to sustain and increase quarterly distributions without borrowing. It has calculated distributable cash since 1997 as EBITDA less interest payments and maintenance capital expenditures. The loss on extinguishment of debt reflected in EBITDA in 2006 and 2005 related in each case to the payment of a premium on refinanced debt. Because such premiums were financed with new debt, they were excluded from operating expenditures under the Partnership Agreement and management believed it was appropriate to omit these losses from EBITDA when computing distributable cash. Similarly, management believes that deducting maintenance capital expenditures from EBITDA is consistent with the definition of operating expenditures used to calculate Operating Surplus discussed above.
Management believes that the Partnership has complied with Item 10(e)(1)(i) of Regulation S-K because the Partnership has (1) presented net income, the most directly comparable financial measure, calculated in accordance with GAAP, with equal prominence, (2) reconciled distributable cash to net income, which, as noted above, is regarded as the most directly comparable financial measure calculated in accordance with GAAP, and (3) disclosed the following: “Although distributable cash is a reasonable estimate of the amount of cash available for distribution by the Partnership, it does not reflect, among other things, the impact of changes in working capital and the amount of distributable cash used to finance growth capital expenditures, which can significantly affect cash available for distribution. Distributable cash should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under GAAP. Management believes distributable cash is a meaningful non-GAAP measure for evaluating the Partnership’s ability to declare and pay distributions pursuant to the terms of the Partnership Agreement. The Partnership’s definition of distributable cash may be different from that used by other companies. The ability of the Partnership to pay distributions on all units depends upon a number of factors. These factors include (1) the level of Partnership earnings; (2) the cash needs of the Partnership’s operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) the Partnership’s ability to borrow under its Credit Agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond our control including weather, competition in markets we serve, the cost of propane and changes in capital market conditions.” The Partnership has determined to omit from the above disclosure the phrase “...or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations)...” and to add the following sentence in the Partnership’s next Annual Report on Form 10-K: “Management uses the amount of distributable cash as an aid in evaluating the Partnership’s ability to sustain and increase partnership distributions without borrowing.”

Mr. H. Christopher Owings
March 27, 2008

Contractual Cash Obligations and Commitments, page 32
4. Please disclose the nature of the other noncurrent liabilities reflected in your balance sheet and excluded from the table together with pertinent data for an understanding of the timing and amount of such obligations. Refer to Item 303(a)(5) of Regulation S-K.
AmeriGas Partners, L.P. Response
The components of the other noncurrent liabilities included in the Partnership’s consolidated balance sheet at September 30, 2007 principally consist of self-insured property and casualty liabilities and, to a much lesser extent, liabilities associated with executive compensation plans and employee postemployment benefit programs. These liabilities are not included in the table of Contractual Cash Obligations and Commitments because they are estimates of future payments and not contractually fixed as to timing or amount.
In future filings requiring tabular disclosure of contractual cash obligations and commitments, the Partnership will include footnotes to the table (1) describing the nature of the liabilities included in other noncurrent liabilities on the consolidated balance sheet and (2) explaining that these liabilities are excluded from the table because they are estimates of future payments and not contractually fixed as to timing and amount. Such footnote information will include cross- references to related footnotes in the financial statements that describe more fully the nature of these liabilities.
Cash Flows, page 32
5. It appears that the change in other current assets and liabilities had a significant effect on the increase in cash flow used for working capital in fiscal 2007. Please provide a discussion of the principal reasons for significant changes in cash flows from working capital items between the years presented. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Mr. H. Christopher Owings
March 27, 2008

AmeriGas Partners, L.P. Response
The Partnership acknowledges the intent of the Commission’s guidance regarding discussion of sources and uses of cash in SEC Release No. 33-8350. In future filings with the Commission that include discussions of sources and uses of cash from operations, the Partnership will include a discussion of the major changes in working capital amounts, the main drivers of the changes in working capital amounts (e.g. changes in sales volumes or changes in sales prices) and material factors affecting the main drivers of those changes, if not otherwise evident. These changes will be provided for each year or interim period presented.
For example, with respect to the Partnership’s changes in cash flow used for working capital in fiscal 2007 as compared with fiscal 2006, additional descriptive language would include the following: “the changes in our operating working capital in fiscal 2007 compared with fiscal 2006 principally reflect the effects of the timing and increasing cost per gallon of inventory purchases and a decrease in net cash receipts from the timing of customers’ use of their deposits and prepayments. These increases in working capital requirements were partially offset by the effects of the timing and increasing purchase price per gallon on accounts payable disbursements.”
Compensation Discussion and Analysis, page 45
6. We note that throughout the Compensation Discussion and Analysis you indicate that each of the compensation committees engages in benchmarking with the benchmarks being determined with reference to the two surveys prepared by Towers Perrin. Please disclose the names of the companies underlying each of the compensation surveys prepared by Towers Perrin. See Item 402(b)(2)(xiv). See also Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).
AmeriGas Partners, L.P. Response
AmeriGas Propane Inc.’s (the Partnership’s general partner) compensation program is structured to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives. In order to accomplish this goal, the AmeriGas Propane, Inc. Compensation/Pension Committee engages Towers Perrin to provide assistance with respect to market analysis. Towers Perrin provides the Compensation/Pension Committee with market data from its General Industry Executive Compensation Database (the “General Industry Database”). The Compensation/Pension Committee does not benchmark against specific companies in the General Industry Database but, instead, references Towers Perrin’s statistical summaries of pay practices of the approximately 800 companies included in the General Industry Database. Moreover, the Compensation/Pension Committee retains discretion in establishing compensation and does not have a commitment to compensate executive officers through a firm and direct connection between the compensation paid by AmeriGas Propane, Inc. and the compensation paid by any of the companies from which the survey data was obtained. Thus, “benchmarking” in the sense used in Item 402(b)(2)(xiv) of Regulation S-K has not been used to set executive compensation. In the Partnership’s discussion of long-term compensation in the Compensation Discussion and Analysis (beginning on page 49 of the Partnership’s Annual Report on Form 10-K), the Partnership stated that the Compensation/Pension Committee referenced a specific peer group of companies in determining the performance criteria underlying performance units to be awarded to executive officers and it provided a list of those companies. The Partnership will continue to provide such information in the future. Additionally, if, in the future, AmeriGas Propane, Inc. decides to benchmark other elements of compensation against specific companies, the Partnership will disclose such specific companies in future filings.

Mr. H. Christopher Owings
March 27, 2008

The above analysis also applies when the UGI Corporation Compensation and Management Development Committee establishes the compensation of the Partnership’s named executive officers who are employed by UGI Corporation. As stated in the Partnership’s Compensation Discussion and Analysis, UGI Corporation structures its compensation program to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives. In order to accomplish this goal, the UGI Corporation Compensation and Management Development Committee engages Towers Perrin to provide assistance with respect to market analysis. Towers Perrin provides the Compensation and Management Development Committee with market data from its General Industry Database and its Energy Services Executive Compensation Database (“Energy Services Database”). The Compensation and Management Development Committee does not benchmark against specific companies in the General Industry Database or the Energy Services Database but, instead, references Towers Perrin’s statistical summaries of pay practices of the approximately 800 companies included in the General Industry Database and the approximately 90 utility companies included in the Energy Services Database. Moreover, the Compensation and Management Development Committee retains discretion in establishing compensation and does not have a commitment to compensate executive officers through a firm and direct connection between the compensation paid by UGI Corporation and the compensation paid by any of the companies from which the survey data was obtained. Thus, “benchmarking” in the sense used in Item 402(b)(2)(xiv) of Regulation S-K has not been used to set executive compensation. In the Partnership’s discussion of long-term compensation in the Compensation Discussion and Analysis (beginning on page 49 of the Partnership’s Annual Report on Form 10-K), the Partnership stated that the Compensation and Management Development Committee referenced a specific peer group of companies in determining the performance criteria underlying performance units to be awarded to executive officers and it provided a list of those companies. The Partnership will continue to provide such information in the future. Additionally, if, in the future, UGI Corporation decides to benchmark other elements of compensation against specific companies, the Partnership will disclose such specific companies in future filings.

Mr. H. Christopher Owings
March 27, 2008

Financial Statements
Notes to Consolidated Financial Statements, page F-7
Note 6 — Debt, page F-12
7. We note that you are restricted from paying dividends under the restrictive covenants of the Senior Notes. Please disclose the amount of capital or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.
AmeriGas Partners, L.P. Response
At September 30, 2007, there were no restrictions in the Partnership’s debt agreements or Partnership Agreement that specifically restricted distributions of net income or partners’ capital (retained earnings). Rather, distributions are restricted primarily by the amount of Available Cash, as defined and computed in accordance with the Partnership’s Partnership Agreement. In future filings with the Commission, the Partnership will refer in the debt note to its financial statements to the provisions of the Partnership Agreement relating to Partnership distributions of Available Cash, as defined, in the note entitled “Quarterly Distributions of Available Cash.”
8. We assume the restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, of AmeriGas OLP exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If so, please disclose the amount of restricted net assets as of the end of the most recently completed fiscal year as required by Rule 4-08(3)(ii) of Regulation S-X. Otherwise, please advise.
AmeriGas Partners, L.P. Response
The Partnership acknowledges that the restricted net assets of its consolidated subsidiaries exceed 25 percent of the consolidated net assets of the Partnership as of September 30, 2007. In future filings with the Commission, the Partnership will provide disclosure within the debt note to its financial statements substantially as follows:
At September 30, 2007, the amount of net assets of the Partnership’s subsidiaries that was restricted from transfer as a result of the amount of Available Cash, computed in accordance with the Partnership Agreement, the applicable debt agreements and the partnership agreements of the Partnership’s subsidiaries, totaled approximately $950 million.

Mr. H. Christopher Owings
March 27, 2008

Exhibits 31.1 and 31.2
9. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace “this annual report” with “this report” in paragraph 2, replace “during the registrant’s fourth fiscal quarter” with “during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report”) in paragraph 4(d) and include the parenthetical language “(or persons performing the equivalent functions)” at the end of paragraph 5. Please also revise certifications filed as exhibits to reports on Form 10-Q to the extent applicable.
AmeriGas Partners, L.P. Response
The Partnership will revise Exhibits 31.1 and 31.2 in all future filings to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K.
Form 8-K filed October 3, 2007
10. Please note that Regulation G requires a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between a non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. Disclosures should also comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K when presenting a non-GAAP financial measure in Form 8-K. In circumstances where you present EBITDA, adjusted EBITDA and earnings before other items that represent a non-GAAP financial measure in filings on Form 8-K, please clearly identify the non-GAAP financial measures as such and comply with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.
AmeriGas Partners, L.P. Response
Management believes that net income is the most directly comparable financial measure to earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”). Since EBITDA is a non-GAAP financial measure, the Partnership reconciles EBITDA to net income in its October 3, 2007 8-K as required by Item 10(e)(1)(i)(B) of Regulation S-K. In future filings and press releases, the Partnership will include the information required by Items 10(e)(1)(i)(C) and (D) of Regulation S-K. The content of such information will generally be as follows:
“Earnings before interest expense, income taxes, depreciation and amortization (EBITDA) should not be considered as an alternative to net income (as an indicator of operating performance) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States. Management believes EBITDA is a meaningful non-GAAP financial measure used by investors to compare the Partnership’s operating performance with other companies within the propane industry and our ability to meet loan covenants. The Partnership’s definition of EBITDA may be different from that used by other companies. Management uses EBITDA to compare year- over- year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA, management also assesses the profitability of the business by comparing net income for the relevant years. Management also uses EBITDA to assess its profitability because the Partnership’s parent, UGI Corporation, uses the Partnership’s EBITDA to assess the profitability of the Partnership. UGI Corporation discloses the Partnership’s EBITDA as the profitability measure to comply with the requirement in Statement of Financial Accounting Standards No. 131 to provide profitability information about its domestic propane segment. Management also considers that weather significantly impacts demand for propane and profitability because many customers use propane for heating purposes.”

Mr. H. Christopher Owings
March 27, 2008

Form 10-Q for the Fiscal Quarter Ended December 31, 2007
11. Please address the comments above in your Forms 10-Q as applicable.
AmeriGas Partners, L.P. Response
To the extent the responses above are applicable to the disclosures required or otherwise provided in quarterly reports on Form 10-Q, the Partnership will provide such disclosures or information in future filings.
* * * * *
If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.
Sincerely yours,
/s/ Linda L. Griggs
Linda L. Griggs

cc.	Eugene V. N. Bissell Jerry E. Sheridan William J. Stanczak Richard R. Eynon Barry J. Misthal, PricewaterhouseCoopers LLP